Exhibit 99.1

TDCX announces US$30 million share repurchase program highlighting confidence in growth

Singapore, 14 March 2022 – TDCX Inc. (NYSE: TDCX), a leading high-growth digital customer experience solutions provider for technology and blue-chip companies, today announced that its board of directors has authorized a US$30 million share repurchase program. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice.

TDCX aims to enhance shareholder return through the share repurchase program. The Company expects to fund repurchases under this program with its existing cash balance.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.

About TDCX Inc.

TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 14,000 employees across 26 campuses globally, specifically Singapore, where it is headquartered and Malaysia, Thailand, Philippines, Mainland China, Hong Kong, South Korea, Japan, India, Romania, Spain and Colombia. For more information, please visit: www.tdcx.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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For enquiries, please contact:

Investors / Analysts: Jason Lim

+65-9799-6550

lim.jason@tdcx.com

Media: Eunice Seow

+65-8432-8388

eunice.seow@tdcx.com